UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras reports on deadline extension regarding the sale of downstream and logistics assets in Brazil.

Rio de Janeiro, August 30, 2019 – Petróleo Brasileiro S.A. – Petrobras, following up on the releases disclosed on 06/28/2019 and 07/15/2019, referring to the first stage of the sale processes of downstream and logistics assets in Brazil, which includes the refineries Abreu e Lima (RNEST), Landulpho Alves Refinery (RLAM), President Getúlio Vargas (REPAR) and Alberto Pasqualini (REFAP), reports that, due to market’s interest, the deadline to express intent to participate in the processes foreseen in the Teasers was postponed to 09/16/2019.

The deadline for signing the Confidentiality Agreement and other documents remains 09/27/2019.

The adjusted Teasers are available on Petrobras website: http://www.petrobras.com.br/ir.

Subsequent stages of these processes will be informed to the market in due course.

This operation is in line with the company’s portfolio optimization and improvement of capital allocation, aiming at creating value for our shareholders.

About the refineries

RNEST is located in the state of Pernambuco and has a processing capacity of 130.000 barrels/day (5% of Brazil’s total oil refining capacity) and a potential to double its capacity with the entry of a second processing line (“segundo trem”), reaching 260 thousand barrels/day. Its assets include a storage terminal and a set of short pipelines (101 km).

REFAP is located in the state of Rio Grande do Sul, has a processing capacity of 208,000 barrels/day (9% of Brazil’s total oil refining capacity), and its assets include two storage terminals and a set of pipelines totaling 260 km.

REPAR is located in the states of Paraná, has a processing capacity of 208,000 barrels per day (9% of Brazil’s total oil refining capacity), and its assets include five storage terminals and a set of pipelines in total of 476 km.

RLAN is located in the state of Bahia, has a processing capacity of 333,000 barrels/day (14% of Brazil’s total oil refining capacity), and its assets include four storage terminals and a set of pipelines totaling 669 km.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A.—PETROBRAS | Investor Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s management. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should”, and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, the future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer